EXHIBIT 12.1

Inland Real Estate Corporation

Ratios of Earnings to Fixed Charges

	6 months	6 months	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended	ended	ended
	06/30/11	06/30/10	12/31/10	12/31/09	12/31/08	12/31/07	12/31/06

Fixed Charges
Interest expense(1)	22,034	14,784	36,317	34,207	46,052	48,807	43,954
Interest capitalized	—	—	—	659	1,271	1,636	93
Amortized discount related to indebtedness	(726)	(701)	(1,426)	(1,422)	(1,804)	(1,721)	(211)
Estimate of interest with rental expense	—	—	—	—	—	—	—
Preference security dividend requirements	—	—	—	—	—	—	—
Total fixed charges	21,308	14,083	34,891	33,444	45,519	48,722	43,836

Earnings
Income (loss) from continuing operations	(11,845)	(10,257)	(1,400)	5,728	29,038	39,395	38,360
Exclude income or loss from equity investees	8,334	3,599	4,365	16,494	(4,727)	(5,731)	(2,873)
Exclude minority interest in consolidated subsidiaries	—	—	—	—	—	—	—
Exclude income tax expense of taxable REIT subsidiary	(946)	621	719	(513)	198	633	—
Subtotal plus:
Fixed charges	21,308	14,083	34,891	33,444	45,519	48,722	43,836
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	680	628	904	42	1,740	6,449	7,564
Pre-tax losses of equity investees	—	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	659	1,271	1,636	93
Preference security dividend requirements	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—	—
Total earnings	17,531	8,674	39,479	54,536	70,497	87,832	86,794

Ratio of Earnings to Fixed Charges	0.82	0.62	1.13	1.63	1.55	1.80	1.98

(1) Includes amortized premiums and discounts related to indebtedness